Branch 22
811-02464

40-33

MFS INVESTMENT MANAGEMENT

03044090

MFS Investment Management

500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000

December 23, 2003

VIA FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Steven Greenberg v. Massachusetts Financial Services Company, et al.

Ladies and Gentleman:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached is a copy of the following Class Action Complaint in the above referenced matter.

1. Steven Greenberg v. Massachusetts Financial Services Company, et al.

Pursuant to Rule 101(c)(11) of Regulation S-T, this document is being submitted in paper format only.

Please acknowledge receipt of this letter and its enclosure by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very ~~truly~~ yours,

Arlene E. Cox

Arlene E. Cox
Operations Paralegal Administrator

/aec
Enclosure

#76300

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

STEVEN GREENBERG, On Behalf of Himself and All Others Similarly Situated,

Plaintiffs,

v.

MASSACHUSETTS FINANCIAL SERVICES COMPANY, MFS INVESTMENT MANAGEMENT, SUN LIFE FINANCIAL, INC., MFS SERIES TRUST I, MFS SERIES TRUST II, MFS SERIES TRUST III, MFS SERIES TRUST IV, MFS SERIES TRUST V, MFS SERIES TRUST VI, MFS SERIES TRUST VII, MFS SERIES TRUST VIII, MFS SERIES TRUST IX, MFS SERIES TRUST X, and MFS SERIES TRUST XI,

Defendants.

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

Plaintiff Steven Greenberg ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against Defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the MFS family of mutual funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of shares of one of the funds in the MFS family (as defined below) who purchased, held, or otherwise acquired their shares between December 15, 1998 and December 8, 2003 (the "Class Period"), and who seek to pursue remedies under the Securities Act of 1933 (the "Securities Act").

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act, 15 U.S.C. §§ 77k, and 77(o).

3. This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the Securities Act, 15 U.S.C. § 77v.

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Steven Greenberg bought and held shares of the Massachusetts Investors Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of Defendants as alleged herein.

7. Defendant Massachusetts Financial Services Company is a registered investment advisor located in Boston, Massachusetts. Massachusetts Financial Services Company manages the MFS family of mutual funds. Massachusetts Financial Services Company maintains its principal place of business at 500 Boylston Street, Boston, MA 02116.

8. Defendant MFS Investment Management is a registered investment adviser located in Boston, Massachusetts. MFS Investment Management manages the MFS family of mutual funds. MFS Investment Management maintains its principal place of business at 500 Boylston Street, Boston, MA 02116.

9. Defendants Massachusetts Financial Services Company and MFS Investment Management are referred to collectively as "MFS."

10. Defendants MFS Series Trust I, II, III, IV, V, VI, VII, VIII, IX, X, and XI (collectively referred to as the "Fund Registrants") are the registrants of the MFS family of mutual funds. The Fund Registrants maintain a principal place of business at 500 Boylston Street, Boston, MA 02116.

11. Defendant Sun Life Financial, Inc. ("Sun Life") is an internationally diversified financial services organization providing savings, retirement and pension products, as well as life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. Sun Life is the parent company of MFS.

12. The MFS family of funds (the "MFS Funds") includes: MFS Capital Opportunities Fund, MFS Core Growth Fund, MFS Emerging Growth Fund, MFS Large Cap Growth Fund, MFS Managed Sectors Fund, MFS Mid Cap Growth Fund, MFS New Discovery Fund, MFS New Endeavor Fund, MFS Research Fund, MFS Strategic Growth Fund, MFS Technology Fund, Massachusetts Investors Growth Stock, MFS Mid Cap Value Fund, MFS Research Growth and Income Fund, MFS Total Return Fund, MFS Union Standard Equity Fund, MFS Utilities Fund, MFS Value Fund, Massachusetts Investors Trust, MFS Aggressive Growth Allocation Fund, MFS Conservative Allocation Fund, MFS Moderate Allocation Fund, MFS Bond Fund, MFS Emerging Markets Debt Fund, MFS Government Limited Maturity Fund, MFS Government Mortgage Fund, MFS Government Securities Fund, MFS High Income Fund, MFS High Yield Opportunities Fund, MFS Intermediate Investment Grade Bond Fund, MFS Limited Maturity Fund, MFS Research Bond Fund, MFS Strategic Income Fund, MFS Alabama Municipal Bond Fund, MFS Arkansas Municipal Bond Fund, MFS California Municipal Bond Fund, MFS Florida Municipal Bond Fund, MFS Georgia Municipal Bond Fund, MFS Maryland Municipal Bond Fund, MFS Massachusetts Municipal Bond Fund, MFS Mississippi Municipal Bond Fund, MFS Municipal Bond Fund, MFS Municipal Limited Maturity Fund, MFS New York Municipal Bond Fund, MFS North Carolina Municipal Bond Fund, MFS Pennsylvania Municipal Bond Fund, MFS South Carolina Municipal Bond Fund, MFS Tennessee Municipal Bond Fund, MFS Virginia Municipal Bond Fund, MFS West Virginia Municipal Bond Fund, MFS Emerging Markets Equity Fund, MFS Global Equity Fund, MFS Global Growth Fund, MFS Global Total Return Fund, MFS International Growth Fund, MFS International New Discovery Fund, MFS International Value Fund, and MFS Research International Fund are

mutual funds that are registered under the Investment Company Act and managed by MFS with its principal place of business located at 500 Boylston Street, Boston, MA 02116. The prospectuses issued pursuant to or traceable to the offerings of the MFS Funds are referred to as the "Prospectuses".

13. The true names and capacities (whether individual, corporate, associate, or otherwise) of John Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between December 15, 1998 and December 8, 2003, inclusive and who were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because Plaintiff and all of the Class members sustained damages arising out of Defendants' wrongful conduct complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

18. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that Defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein; and

(b) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, Defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

21. The Defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers entered into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, Defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Defendants sold the right to time their funds to other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, the John Does, other timers, and Defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

25. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the

next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as the John Does did – the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to payout the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds – like those made by the John Does – are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money – often many millions of dollars – in the same family of mutual funds (while moving the money from fund to fund), the John Does assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would

waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (*e.g.*, a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE MFS FUNDS

36. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward J. Stem and Canary Capital Partners, LLC in connection with the unlawful mutual fund practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies' respective mutual funds. The Attorney General further alleged:

> Bank of America. . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii)

> gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

37. In connection with an examination of active trading of mutual fund shares by the SEC and the Attorney General, MFS and Sun Life received inquiries and subpoenas for documents from those agencies.

38. On December 8, 2003, Sun Life and MFS announced that the staff of the Boston office of the SEC had indicated that it intended to recommend to the SEC that an enforcement action be taken against MFS alleging, in effect, that the disclosure in certain of MFS' fund prospectuses concerning market timing was false and misleading.

39. On December 9, 2003, *The New York Times* (the "Times") reported that MFS "allowed privileged clients to trade quickly in and out of its biggest funds while saying it restricted the practice for the vast majority of its shareholders, according to a memorandum from a senior company executive." The Times further reported that the memorandum showed that in 2001, executives at MFS essentially created two classes of funds – a small group of large funds that would accept rapid-fire trades, a practice known as market timing, and a larger group of international funds that would not. At no time, though, did MFS change the language in its Prospectuses, which stated that market timing was not permitted in any of its funds. Additionally, the Times reported that "[a]mong the most popular offerings was MFS Emerging

Growth, one of the five equity funds that MFS made available to market timers. But no restrictions were placed on Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Research Fund, MFS Total Return Fund or the emerging growth fund. The rationale was that because these funds were very large and liquid, excessive trading would not harm shareholders."

40. The actions of the Defendants have harmed Plaintiff and members of the Class. In essence, the Defendants' actions of allowing market timing to occur have caused Plaintiff and members of the Class' shares to be diluted in value.

THE MFS MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

41. The MFS Mutual Funds' Prospectuses stated that "MFS Funds do not permit market timing or other excessive trading practices. Excessive, short-term (market timing) trading practices may disrupt portfolio management strategies and harm fund performance. MFS Funds will reject or restrict an investor's purchase orders if there is a history of market timing. . . Requests to exchange shares of MFS global and international funds that have not been held for 15 days will be refused. . . ."

42. Given that MFS allowed market timing of its funds to occur, its Prospectuses were false and misleading because it failed to disclose the following: (a) Defendants had entered into unlawful agreements allowing the John Does to time their trading of the MFS Funds; (b) pursuant to those agreements, the John Does regularly timed the MFS Funds; (c) contrary to the representations in the Prospectuses, MFS only enforced their policy against frequent traders selectively; (d) the Defendants regularly allowed the John Does to engage in trades that were

disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs, thereby reducing the MFS Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the John Does benefitted financially at the expense of MFS Funds' investors including Plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

43. The market for the MFS Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the MFS Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the MFS Funds relying upon the integrity of the NAV for the MFS Funds and market information relating to the MFS Funds, and have been damaged thereby.

44. During the Class Period, Defendants materially misled the investing public, thereby distorting the NAV of the MFS Funds, by allowing the John Does to time the MFS Funds.

45. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class.

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

46. At all relevant times, the market for the MFS Funds was efficient for the following reasons, among others:

(a) The MFS Funds met the requirements for listing, and were listed and actively traded on a highly efficient and automated market;

(b) As regulated issuers, the MFS Funds filed periodic public reports with the SEC;

(c) The MFS Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The MFS Funds were followed by several mutual fund analysts who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

47. As a result of the foregoing, the market for the MFS Funds promptly digested current information regarding the MFS Funds from all publicly available sources and reflected such information in the MFS Funds' NAV. Under these circumstances, all purchasers of the MFS Funds during the Class Period suffered similar injury through their purchases of the MFS Funds' shares at distorted prices, and, therefore, a presumption of reliance applies.

NO SAFE HARBOR

48. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking

statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, Defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the Defendants who knew that statement was false when made.

COUNT ONE

AGAINST THE FUND REGISTRANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

49. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

50. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Plaintiff and other members of the Class against the Fund Registrants.

51. The Fund Registrants are the registrants for the MFS Funds sold to Plaintiff and the other members of the Class and are statutorily liable under Section 11. The Fund Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

52. Plaintiff was provided with the Massachusetts Investors Growth Prospectus and, similarly, prior to purchasing units of each of the other MFS Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the MFS Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

53. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the MFS Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (the John Does) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) Defendants had entered into unlawful agreements allowing the John Does to time their trading of the MFS Funds shares; (b) pursuant to those agreements, the John Does regularly timed the MFS Funds; (c) contrary to the representations in the Prospectuses, the MFS Funds only enforced their policy against frequent traders selectively; (d) the Defendants regularly allowed the John Does to engage in trades that were disruptive to the efficient management of/he MFS Funds and/or increased the MFS Funds' costs, thereby reducing the MFS Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the John Does benefitted financially at the expense of MFS Funds' investors including Plaintiff and other members of the Class.

54. At the time they purchased shares of one of the MFS Funds traceable to one of the defective Prospectuses, Plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omissions alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO

AGAINST SUN LIFE AND MFS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

55. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

56. This claim is brought pursuant to Section 15 of the Securities Act against Sun Life and MFS as control persons of the Fund Registrants. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the MFS Funds' public filings, press releases and other publications represent the collective actions of Sun Life and MFS.

57. The Fund Registrants are liable under Section 11 of the Securities Act as set forth herein.

58. Sun Life and MFS are "control persons" of the Fund Registrants within the meaning of Section 15 of the Securities Act, by virtue of their positions of operational control and/or ownership. At the time Plaintiff and other members of the Class purchased shares of the

MFS Funds, Sun Life and MFS, by virtue of their positions of control and authority over the Fund Registrants directly and indirectly, had the power and authority, and exercised the same, to cause the Fund Registrants to engage in the wrongful conduct complained of herein. The Fund Registrants issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

59. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Sun Life and MFS are liable to Plaintiff and the other members of the Class for the Fund Registrants' primary violations of Section 11 of the Securities Act.

60. By virtue of the foregoing, Plaintiff and the other members of the Class are entitled to damages against Sun Life and MFS.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

A. Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

B. Awarding Plaintiff and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

C. Awarding Plaintiff and the members of the Class rescission of their contract with MFS and recovery of all fees paid to MFS pursuant to such agreement;

D. A warding Plaintiff and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

E. Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure Plaintiff has an effective remedy; and

F. Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Date: December 16, 2003

MOULTON & GANS, P.C.

Nancy Freeman Gans, BBO #184549
33 Broad Street, Suite 1100
Boston, Massachusetts 02109-4216
(617) 369-7979
(617) 369-7980 (facsimile)

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
Sandy A. Liebhard
Joseph R. Seidman, Jr.
10 East 40th Street, 22nd Floor
New York, NY 10016
(212) 779-1414
(212) 779-3218 (facsimile)

Counsel for Plaintiff

MFS INVESTMENT MANAGEMENT

MFS Investment Management

500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000

December 23, 2003

VIA FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Steven Greenberg v. Massachusetts Financial Services Company, et al.

Ladies and Gentleman:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached is a copy of the following Class Action Complaint in the above referenced matter.

1. Steven Greenberg v. Massachusetts Financial Services Company, et al.

Pursuant to Rule 101(c)(11) of Regulation S-T, this document is being submitted in paper format only.

Please acknowledge receipt of this letter and its enclosure by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Arlene E. Cox
Operations Paralegal Administrator

/aec
Enclosure

#76300